

Tel: 612 9922 0101
Fax: 612 9957 3671

AGL Centre
111 Pacific Highway
North Sydney
NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney
NSW 2059
www.agl.com.au





05009125

10 June 2005

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

Issues Raised and Reported to the ASX

Period 1 May 2005 to 31 May 2005 (inclusive)

Date	Name of Document
5 May 2005	APC Awards Key Contract for Pipeline FEED
5 May 2005	PNG Pipeline Project
11 May 2005	AGL Appoints New Director
17 May 2005	Appendix 3X Initial Directors Interest Notice


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2005

TIME: 15:02:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

APC awards key contract for pipeline FEED

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9922 0101
Fax: 02 9921 2751

The Australian Gas Light Company
ABN 95 052 167 405

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

5 May 2005

APC awards key contract for pipeline FEED

The AGL-Petronas Consortium (APC) comprising The Australian Gas Light Company (AGL) and Petronas Australia Pty Ltd, today announced that it had awarded the key engineering contract in the Front End Engineering and Design (FEED) phase of the Australian component of the Papua New Guinea to Queensland natural gas pipeline to international firm GHD Pty Ltd (GHD).

Speaking on behalf of the APC consortium AGL Managing Director Greg Martin said, "Securing the services of GHD is an important step forward towards the construction of this significant pipeline project".

GHD will focus on the design of the pipeline configuration from Cape York to Gladstone and south eastern gas markets.

In addition to GHD's engineering role, the AUD $25 million FEED phase will also see work undertaken on regulatory and financial viability assessments, as well as environmental and native title clearance processes.

"This work will facilitate the continued progress of the pipeline project and enable the APC consortium, in conjunction with the PNG Gas Project participants, to reach financial close on the pipeline in 2006", Mr Martin added.

"A final investment decision will be undertaken at the completion of the FEED program. This decision will be dependent upon the PNG Gas Project participants securing sufficient gas sales agreements to enable the project to proceed and APC concluding corresponding gas transportation arrangements with the PNG Gas Project participants", Mr Martin concluded.

The PNG pipeline project involves the development of a natural gas pipeline linking gas from the PNG Highlands to markets in Australia. The PNG Gas Project participants are targeting initial gas deliveries to customers from 2009.

Further enquiries:

Media

Contact: Jane Counsel, Media Relations Manager
Direct: 02 9921 2352
Mobile: 0416 275 273

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2789
Mobile: 0412 020 711


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/05/2005

TIME: 15:14:08

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

PNG Pipeline Project

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


AGL

The PNG Pipeline Project

Greg Martin
Managing Director, The Australian Gas Light Company

Macquarie Securities 20th Anniversary Conference
5 May 2005

Agenda


AGL

- AGL Overview
- Eastern Australia Supply/Demand Dynamics
- PNG Pipeline
- Integrated Energy Strategy
- Conclusions


AGL

Overview

The Company


AGL

- Australia's first energy company incorporated in 1837 and listed in 1871
- Australia's largest electricity and gas retailer serving 3.1 million customers
- A product portfolio which incorporates the major energy sources of natural gas, electricity and LPG
- An S&P/ASX 50 company with a market capitalisation of approximately $AUS 6.5 billion and some 115,000 shareholders
- Register split ~ 55% retail & 45% institutional (of which 15% offshore)
- Credit Ratings: "A" S&P and "A2" Moody's

Key Businesses


AGL


Electricity market
Generation/ wholesale
Transmission
Distribution
Retail
Services


Merchant Energy
Power Assets
Loy Yang (32.5%)
Hallett
Somerton
APT
(30%)
Networks
ActewAGL
(50%)
Retail
Energy
Agility
HCE
Elgas
(50%)
Gas
Valpo
(Chile)


Gas market
Production/ Wholesale
Transmission
Distribution
Retail
Services

Summary Financials


AGL

Revenue

$b

2002	2003	2004
3.2	4.1	4.2

EBITDA

$m

2002	2003	2004
771.9	938.5	958

NPAT

$m

2002	2003	2004
247.1	320.8	361.8

EPS

cps

2002	2003	2004
66.4	73.2	79.5

Excluding significant items


AGL

Estimated Market Share of Retail Revenue*

100%
80
60
40
20
0
Other
Origin Energy
CLP / TXU
AGL
Vic
Other
Country Energy
Energy Australia
Integral Energy
AGL
NSW
Other
Ergon Energy
Origin Energy
Energex
AGL
Qld
Other
Origin Energy
CLP/TXU
AGL
SA
ACTEW-AGL
ACT
Alinta
Western Power
WA

*Estimated retail revenue per customer multiplied by estimated number of customers per retailer @ Oct 04 - AGL estimates


AGL

Eastern Australia Supply/Demand Dynamics

Gas Resources[1] - West v East


AGL

Bonaparte 26,000 PJ

Browse 28,000 PJ

Carnarvon 86,000 PJ

50% plus exported

PNG 10,000 PJ

Cooper 2,500 PJ

Coal Bed Methane

Gippsland 7,800PJ

Otway/ Bass 2,100PJ

Greater Sunrise
DARWIN
Gove
Mataranka
Daly Waters
McArthur River
NORTHERN TERRITORY
Tennant Creek
Alice Springs
Mereenie
Palm Valley
Amadeus Basin 0.4%
WESTERN AUSTRALIA
Broome
Port Hedland
Cape Lambert
Karratha
Dampier
Onslow
Newman
Carnarvon
Jundee
Wiluna
Mt Magnet
Windimurra
Perth Basin 0.1%
Geraldton
Murrin Murrin
Leonora
Mt Margaret
Kalgoorlie
Kambalda
PERTH
Worsley
Bunbury
Esperance
Weipa
QUEENSLAND
Townsville
Mt Isa
Cannington
Noranside
Adavale Basin <0.1%
Barcaldine
Rockhampton
Gladstone
Bundaberg
Hervey Bay
Bowen/Surat Basin 0.2%
Gympie
Bunya
Gilmore (Field)
Ballera
Roma
Wallumbilla
Jondaryan
BRISBANE
Gold Coast
Warwick
SOUTH AUSTRALIA
Cooper/Eromanga Basin
Moomba
Beverley
NEW SOUTH WALES
Tamworth
Dubbo
Whyalla
Peterborough
Port Pirie
Wasleys
Angaston
ADELAIDE
Murray Bridge
Mildura
Berri
Griffith
Marsden
Orange
Bathurst
Lithgow
Newcastle
SYDNEY
Horsley Park
Wilton
Wollongong
Nowra
Young
Oberon
Goulburn
Illabo
Yass
Wagga Wagga
Tumut
CANBERRA
Hoskinstown
VICTORIA
Koonoomoo
Echuca
Wodonga
Chiltern
Cooma
Bombala
Horsham
Bendigo
Carisbrook
Ararat
Ballarat
MELBOURNE
Orbost
Sale
Bairnsdale
Geelong
Colac
Portland
Warrnambool
Port Campbell
Otway Basin 0.4%
Bass Basin 0.3%
Yolla
Port Latta
Burnie
Devonport
Bell Bay
Launceston
TASMANIA
Bridgewater
HOBART

Estimated remaining reserves and resources as at 1 Jan 2003.
Source: Geoscience Australia 2004
[1] Resources include both Category 1 (2P) and Category 2 (proved or awaiting further appraisal)

Reserves Cover - West v East

AGL


Western Australia
80000
70000
60000
50000
40000
30000
20000
10000
0
(PJ)
2004
2009
2014
2019
2024
WA Discovered Domestic Reserves Cover
WA Cumulative Domestic Demand


Eastern Australia
80000
70000
60000
50000
40000
30000
20000
10000
0
(PJ)
Increasing reserves uncertainty from 2012
2004
2009
2014
2019
2024
EA Discovered Reserves Cover
EA Cumulative Demand

- Western Australia is comfortably placed to meet domestic demand for the next 20 years, whereas
- Eastern Australia faces significant gas supply uncertainty from around 2012 with discovered natural gas supplies not meeting demand

Source: Wood Mackenzie 2004

Coal Bed Methane Complements PNG Gas


AGL

- Coal Bed Methane (CBM) complementary & helps further underwrite supply


CBM Production by Project - 2004 to 2010
CBM Production (mmcfd)
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
2010
Scotia
Fairview
Kogan
Peat
Moranbah
Berw yndale
Daw son PL 94FO
Spring Gully
Argyle

Source: Wood Mackenzie 2004

Implications for Eastern Australia


AGL

Wood Mackenzie analysis suggests even with PNG, CBM & Yet-To-Find (YTF) gas a clear need for new sources of gas supply to meet demand arises from 2015

Eastern Australia - Supply & Demand Base Case


1200
1000
800
600
400
200
0
(PJ)
2003-04
2006-07
2009-10
2012-13
2015-16
2018-19
Contracted
Uncontracted Supply
YTF
Demand

Source: Wood Mackenzie 2004


AGL

The PNG Pipeline

PNG Pipeline History

AGL

The wider PNG Gas Project involves the development of a natural gas pipeline linking PNG highlands gas to east coast markets in Australia

- AGL & Petronas formed 50:50 joint venture - Australian Pipeline Consortium (APC) in 1998
- APC secured, via competitive tender, preferred pipeline developer rights shortly thereafter
- APC status as preferred developer reaffirmed with PNG Gas Participants in 2004
- Australian Pipeline Trust (APT) have a right to invest up to 20%

PNG Gas Project Structure

- Combination of four independent capital developments
  - field development & production;
  - hydrocarbon processing facilities
  - pipeline from PNG to Australian maritime border
  - pipeline from PNG/Australian maritime border to Australian markets

AGL/Petronas involvement



Exxon 39.4%
Oil Search 54.2%
MRDC 3.0%
Nippon Oil 3.4%
PNG Gas Project Participants Production Equity
PNG INFRASTRUCTURE
PNG Gas Producers
PNG Govt / Landowner Entities
Australian Pipeline Consortium (APC)
Petronas 50%
AGL 30 - 50%
APT Up to 20%

Pipeline Proposed Route and Details

AGL

- Proposed route will be down the East Coast of Queensland with a likely branch to Mt Isa
- Approximately 1,220 kilometre pipeline from PNG/Australia maritime border to Townsville off-take;
- Approximately 700 kilometre pipeline from Townsville off-take to Gladstone
- Approximately 100 kilometre lateral pipeline from Townsville off-take to Townsville
- Link to Moomba and Southern Markets
- APC estimated development/investment cost of ~ $1.5 - $2.0 billion
- Total project cost ~ $5 billion



PNG
Hides
Kutubu
Gobe
Port Moresby
Torres Strait
Cape York
Weipa
Potential PNG Pipeline Route
Existing gas pipeline
Cairns
Townsville
Mt Isa
QLD
Gladstone
Pacific Ocean
Moomba
Wallumbilla
Brisbane
SA
NSW

Target Markets

AGL

- Strategy of marketing delivered gas service to market place
- Targeting initial contracted load of ~ 150 PJ/a
- Key customers are those with large load / security of supply requirement
- Key markets
  - Townsville
  - Gladstone
  - Mt Isa
  - Brisbane
  - Moomba

Queensland Gas Demand Forecast


AGL

ACIL Tasman forecast Queensland demand will continue to climb on the back of existing rapid growth

Estimated growth of approximately 5% p.a. over next 20 years

PJ - pa
240
160
80
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
Existing Contracts
Potential Demand

Source: ACIL Tasman 2004

FEED Program


AGL

- APC called for $25m FEED program tenders in March 2005
- Feed Program will cover
  - Regulatory agreements/Negotiation
  - Onshore Land Access, Environmental
  - Onshore Pipeline Engineering
  - Offshore Pipeline Engineering
  - Project Finance
- Engineering component of FEED awarded to GHD on 5 May 2005

Next Steps / Way Forward


AGL

- Securing key customer loads
  - positive progress to date
- Finalisation of pipeline configuration to match markets
- Complete commercial arrangements between APC & Gas Producers
- Selection of pipeline constructor
- Target project sanction followed by financial close 2006
- Target delivery of first gas to customers 2009

PNG Risk Assessment

AGL

- Government law on *Integrity of Political Parties* passed in October 2003 has resulted in greater stability of the PNG political system
- Fiscal regime for oil & gas remains largely unchanged since 1991 when first production commenced
- Growing international resource investment in PNG
  - Chinese, Canadian, South African and Japanese resource companies investing in and/or actively reviewing PNG opportunities
- Key risk mitigant in PNG is active engagement of local communities


AGL

Integrated Energy Company Strategy

Integrated Energy Company Strategy


AGL

OBJECTIVE:

Continue to investigate gas and power generation opportunities alongside our existing business portfolio, to strengthen our position as the leading Australian energy company and further develop a fully integrated energy business

OUTCOME:

- Build a long term, flexible and highly complimentary gas portfolio with a focus on production capable of being contracted
- Increase ownership of power generation assets

IMPACT:

Complements our existing business portfolio, provides a cost effective and secure supply of energy to our customers, further strengthens our business competitiveness and generates additional benefits as we further integrate across across the energy value chain

Integrating Across the Value Chain



AGL
Generation/ Production
Transmission
Distribution
Retail
Electricity
Natural Gas and LPG
Operations
Energy Investments
NSW, Vic, SA
WA, Qld
NSW, Vic, SA
WA, Qld
Agility
Renewable Energy
WA, Qld
WA, Qld
Aspirations/ Future

Conclusions

AGL

- Both AGL internal, conservative forecasts and independent external forecasts of Eastern Australia supply/demand dynamics support case for additional gas supply
- PNG Pipeline demonstrates benefits arising from integrating across energy value chain;
  - introduces necessary, competitively priced gas source to Eastern Australia
  - provides potential new source of gas for AGL customers
  - provides additional infrastructure management revenue for Agility
  - compliments existing APT pipeline portfolio
- Opportunity to leverage off Petronas relationship and their complimentary skill sets across energy value chain


AGL

Q & A

The PNG Pipeline Project

Greg Martin
Managing Director, The Australian Gas Light Company

Macquarie Securities 20th Anniversary Conference
5 May 2005

Further information & contacts

AGL

A full range of information on AGL including annual reports, presentations and financial results is available from our website www.agl.com.au

Alternatively, contact

Graeme Thompson
Head of Investor Relations
phone: +61 2 9921 2789
mobile: +61 (0)412 020 711
e-mail: gthompson@agl.com.au

DISCLAIMER

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in The Australian Gas Light Company or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this information. Before making or varying any investment in securities in The Australian Gas Light Company, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice


AGL

Appendix

Summary Operational Statistics


AGL

Division	Customers Gas	Customers Electricity	km Gas	km Electricity	Energy Gas	Energy Electricity
Power Generation						1,045 MW (equity share)
Networks	1.2m connections 924,600	279,100	23,300	7,300	96.4 PJ	4,123 GWh
Energy Sales & Marketing	3.1m customers 1.4m	1.7m			162.0 PJ	22,295 GWh
Agility			9,700 (trans) 27,000 (dist)	7,300 (dist)		330 MW
LPG HCE	47 LPG depots				35,951 tonnes LPG 9,616 tonnes naptha	
Elgas	400,000					
ActewAGL (ACT)	251,000 105,900	145,700	3,740 (dist)	4,612 (dist)		
APT (Australian Pipeline Trust)			7,694 (trans)			
Gas Valpo	36,000		473 (dist)		3,148 TJ	



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/05/2005

TIME: 10:16:10

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Director Appointment

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Tel: 02 9921 0101
Fax: 02 9921 2751

North Sydney
AGL Centre, 111 Pacific Highway
North Sydney NSW 2060

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 944
North Sydney NSW 2059
www.aglinvestor.com

media release

11 May 2005

AGL appoints new Director

AGL Chairman, Mr Mark Johnson, today announced the appointment of Mr David Craig as a Non-Executive Director of The Australian Gas Light Company, effective from 11 May 2005.

Mr Craig is the Chief Financial Officer (CFO) of the Australand Property Group, a position he has held since 2003, before which he was Global Transition Finance Leader for IBM's Business Consulting Services in Philadelphia, USA. Mr Craig has previously held the position of Global CFO of PwC Consulting and other senior positions in PricewaterhouseCoopers, including Chief Operations Officer Australasia.

"Mr Craig brings extensive and broad financial experience to the Board with a substantial background in company strategy and operations, as well as finance. He will make a valuable and important contribution to the Board", Mr Johnson said.

The appointment of Mr Craig brings the number of Directors on the AGL Board to nine, of which eight are Non-Executive Directors.

"The appointment of Mr Craig is part of the Board renewal process. This process was presented to Shareholders at the 2004 Annual General Meeting of the Company", Mr Johnson concluded.

Mr Craig's Curriculum Vitae is attached.

Further enquiries:

Media

Contact: Jane McAloon, Group Manager, Corporate & External Services
Direct: 02 9921 2349
Mobile: 0419 447 384

Investors

Contact: Graeme Thompson, Head of Investor Relations
Direct: 02 9921 2879
Mobile: 0412 020 711

CURRICULUM VITAE

DAVID CRAIG

Education: Bachelor of Economics (University of Sydney 1976)
Professional Services & Business Administration Course (IMEDE)

Previous Employment History:

- Australand Property Group (September 2003 – current)

  Position Held: Chief Financial Officer

  Australand Property Group is one of Australia's major diversified property groups with activities across Australia, covering residential land, housing and apartment developments, the provision of commercial and industrial facilities, ownership of income producing properties, as well as property trust management.

- IBM Corporation (2002 - 2003)

  Position Held: Global Transition Finance Leader, Business Consulting Services (Based in Philadelphia, USA)

  Responsible for leading the global finance function of PwC Consulting within Business Consulting Services during transition to IBM ownership, finalising the financial separation of the consulting partners from PricewaterhouseCoopers, co-leading the finance integration team and due diligence on the closing balance sheet following IBM's acquisition of PwC Consulting.

- PwC Consulting/ PricewaterhouseCoopers/ Price Waterhouse (1976-2002)

  Positions held: PwC Consulting — Global CFO (2001-2002), CFO, Asia Pacific (2000 - 2001)

  Responsible for the establishment and leadership of the Global Finance team. The role included negotiation of separation from PwC, preparation for New York Stock Exchange listing, membership of a seven member Global Executive and monthly reporting to the PwC Global Board.

  PricewaterhouseCoopers — Chief Operations Officer, Australasia (1998-2000)

  Responsible for managing the back office of the Australasian firm (revenue $730 million) through a period of significant profit improvement and change, including managing the infrastructure merger of Price Waterhouse and Coopers & Lybrand.

  Price Waterhouse — Australasian Strategy & Operations Leader (1996-1998)
  National Director of Planning (1989 - 1996)
  Sydney Operations Partner (1991 - 1996)
  Audit Partner (1985 - 2000)
  Audit Positions, Sydney & Toronto (1976 - 1985)


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/05/2005

TIME: 13:28:02

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID PAUL CRAIG
Date of appointment	11 MAY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,000 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.